Filed by Gannett Co., Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Gannett Co., Inc.

Commission File No.: 001-36874

On August 5, 2019, the following communications were distributed to certain employees of Gannett Co., Inc.:

From John Jeffry Louis, Chairman of the Board of Directors:

Dear Colleagues,

Today we made two significant announcements for the future of our company.

First, together with our second quarter 2019 financial results, we announced an agreement under which New Media will acquire Gannett. Following the close of the transaction, both New Media and its operating subsidiary GateHouse will be rebranded and operate under the “Gannett” brand. The combined company will be headquartered in McLean, Va., with a continued corporate presence in existing locations.

Current New Media Chairman and Chief Executive Officer Michael Reed will remain Chairman and CEO of the public company. Our own Chief Financial Officer Ali Engel is expected to become CFO of the public company upon closing.

We are confident that this transaction will create tremendous value for both Gannett and New Media shareholders, yield benefits for our audiences, clients, communities and, importantly, lead to significant opportunities for Gannett employees as part of an expanded, better-resourced organization.

Second, in a separate press release, we announced the appointment of Paul Bascobert as President and Chief Executive Officer of Gannett and as a member of the Board of Directors, effective immediately. Copies of the press releases we issued are attached.

Transaction with New Media: A Strong Partner to Drive Growth in the Digital Future

The transaction with New Media represents an exciting new chapter for Gannett. Like Gannett, GateHouse is one of the largest publishers of locally based print and online media in the United States. Together, we will create the largest U.S. local news organization by number of titles and circulation and create a leading digital media player, with 263 daily publications across 47 states and Guam and USA TODAY, reaching more than 145 million unique visitors every month, in addition to Newsquest. We see significant opportunities to leverage the combined company’s enhanced scale and financial strength to accelerate our ongoing digital transformation and drive growth. And importantly, we will have an expansive journalism network of national and local reporters with the resources required to deliver unique and award-winning content for local communities and national audiences.

New Media recognizes our journalistic excellence, admires the sophistication and quality of our people and appreciates the continued progress we have made in our digital transformation. Importantly, Gannett and New Media share many of the same values, including trust, integrity and a focus on providing impactful journalism to the communities we serve. Our companies also share the same strategic vision that a digital transformation of the newspaper industry is vital to preserve the future of journalism.

The new combined company represents a significant expansion of the USA TODAY NETWORK, adding such award-winning brands as the Austin American-Statesman, The Columbus Dispatch and the Providence Journal.

Our key acquisitions, including ReachLocal, SweetIQ and WordStream, have driven innovation and made Gannett a leader in providing advertising and marketing solutions. With the addition of New Media’s UpCurve and GatehouseLive, this transaction will position our company as THE trusted digital marketing partner to local and national businesses.

As we worked with New Media on the key elements of this planned merger, our discussions centered on the commitments that have earned us the trust of the communities we serve. The combined operating company will be guided by a focus on high-quality journalism, our ongoing digital transformation and strong corporate governance. Importantly, New Media will also be expanding its Board to include three Gannett directors and, as noted above, the combined company will retain the Gannett name and headquarters. We should be proud of New Media’s strong interest in our brands and our team’s outstanding work.

In short, we have found in New Media a strong partner and cultural fit for Gannett as we come together with a shared mission to create the nation’s largest local media organization and best-in-class marketing solutions partner.

Please keep in mind that today’s announcement is just the first step. The transaction is expected to close by the end of 2019, subject to the satisfaction of customary closing conditions, including receipt of regulatory clearances and approval by the shareholders of each company. Until then, we will continue to operate as separate companies, and it will remain business as usual for all of us at Gannett.

Your Board and management team are deeply grateful for your dedication and focus throughout countless external distractions. Your contributions and care for our clients, communities and each other make a positive difference every day. And you have our sincere thanks as we continue to serve those who depend on us.

A New Leader for Gannett

Secondly, we are excited to welcome Paul as our new CEO.

Paul is a proven leader with a clear strategic vision and established record of driving financial and operational performance for multiple marketing solutions companies and media brands. We think he is uniquely suited to lead Gannett going forward, and I am confident the entire organization will benefit from his experience and insights as we work to close the transaction with New Media. Upon closing, Paul will serve as Chief Executive Officer of the combined operating company.

Most recently, Paul served as President of XO Group, where he was instrumental to the company’s transformation from a media business to a two-sided marketplace model. Previously, he served as President of Local Businesses at Yodle, a local internet marketing and advertising solutions provider for small businesses. Prior to that, he held leadership roles at multiple media companies, including Bloomberg LP, where he served as Chief Operating Officer of its Media Group and President of Bloomberg Businessweek, and Dow Jones & Co., where he served as Chief Marketing Officer across its consumer products, including The Wall Street Journal, Barron’s and MarketWatch.

With his appointment, members of the Gannett executive team will report directly to Paul. I want to thank Barbara Wall, who has served as interim Chief Operating Officer in addition to Chief Legal Officer following Bob Dickey’s retirement in May. This was a critical period for the company, and Barbara’s deep understanding of our business and operations from her more than three decades at Gannett will continue to be invaluable.

Next Steps

We understand that there will be many questions. Keep in mind that this transaction is subject to regulatory review, which we anticipate will take several months. While there are legal restrictions on what we can plan for and discuss during this period, we will do our best to provide you with regular updates on the process.

At 5:30 p.m. Eastern Time today, Paul, Barbara and I, together with the rest of your management team, will be hosting an employee town hall to discuss these announcements in greater detail and answer your questions. I know Paul is looking forward to sharing his enthusiasm for today’s news and meeting many of you in the coming weeks. For those of you at our headquarters, the event will be held in the auditorium. It can also be watched via webcast. Look out for an invite.

In the interim, attached please find an FAQ to help answer some of your immediate questions.

As always, if you receive any inquiries from the media about today’s news, please refer them to Amber Allman, vice president of corporate communications, at 703-854-5358. Inquiries from analysts or investors should be referred to Stacy Cunningham, vice president of financial planning and investor relations, at investors@gannett.com or 703-854-3168.

On behalf of the board of directors and leadership team, thank you for your continued support and dedication to Gannett. I hope you share my optimism for our company’s future.

Sincerely,

Jeff Louis

Chairman, Gannett Board of Directors

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such

forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

From Paul Bascobert, President and Chief Executive Officer:

Dear Colleagues,

Every first day is an important one. For me, this one feels different. It is a truly unique honor to lead a company built on so much rich history and such an important mission. And it is a unique moment to build on your tremendous work to create a powerful company for the future.

I joined Gannett for one reason above all. I believe deeply in the importance of a thriving free press. You will hear me use the term “thriving” often because that is our goal. Not merely surviving or sustaining, but thriving.

Gannett has a tremendous portfolio of brands focused on delivering journalistic excellence and best-in-class digital marketing solutions. We are a trusted voice in our communities, and I am humbled by the decades of effort and perseverance that built these brands we enjoy today.

I also know you have made tremendous progress with your ongoing digital transformation. We will continue building on that momentum while also expanding into some new digital platform opportunities that can expand our role as the hub of our communities. The combination with New Media that we also announced today offers us an opportunity to accelerate that transformation.

If you have seen my background in the various notes today, you might see why I believe this opportunity is so significant. I have spent my career as an operator of media businesses and pure digital businesses. I am excited to bring those two worlds together and work with all of you to create something that our company is distinctly suited to build.

We have much to do. Over the coming weeks and months, we will talk in more detail about our future together. We will continue our digital transformation while also working through an integration planning process with New Media. Above all, we must also stay focused and continue to deliver every day for our readers and our clients.

One of my first priorities is to visit as many local offices as I can to meet many of you in person. I want to see your work in action and listen to your ideas as we begin to shape our vision for the future. I am enthusiastic about what we can accomplish together and know that together with New Media, we can extend Gannett’s leadership and legacy well into the future.

Sincerely,

Paul

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

From Kevin Gentzel, President, USA TODAY NETWORK Marketing Solutions:

Hello Team,

I realize that many of you are now aware of the two major announcements made by the company today.

Change like this will certainly create questions, and I want to reassure everyone that we are committed to answering your questions with honesty and transparency throughout the day, the week and upcoming months. The leadership team and I are going to be as candid as possible; we will commit to over-communicating. There will be times when we may not have the answer, and in that case, we will tell you that too.

Let me first address our newly named CEO, Paul Bascobert. I have known of Paul by reputation for many years, and believe he is the ideal CEO for Gannett given his proven successes in leading local digital marketing services businesses (as President of Local Businesses at Yodle) as well as national media companies (COO of Bloomberg Media Group, President of Bloomberg BusinessWeek and CMO & SVP of Dow Jones).

In the time we have spent together, Paul has told me that he “loves sales”, salespeople and the fantastic solutions and success teams that empower our marketing partnerships. He also shares our commitment to excellence in journalism and our mission to empower local businesses to grow.

Importantly, Paul has been an innovator in our industry driving a new marketplace model at XO Group, where he most recently served as President. The marketplace model, where local businesses and customers (our audiences) meet and relationships are built, is an area that Gannett has the opportunity to own. A marketplace would work hand in hand with our marketing solutions, audience scale and consumer revenue growth.

We believe that this all comes together to put Gannett in the position to not simply survive in the future, but to thrive.

We also announced a combination with New Media, the parent company of GateHouse Media. Our board of directors and management team believe this is good for our employees, clients and shareholders. This combination gives us more markets, an even larger audience and greater ability to accelerate our digital transformation.

New Media shares our dedication to journalism and to the importance of helping local businesses grow. During our discussions with them, they have repeatedly expressed admiration for our talent and the sophistication of our employees and products.

We will be meeting with Marketing Solutions leadership later today, followed by a meeting with our sales managers across the country. We will be discussing talking points for our sales teams to use in meetings, on calls and in discussions with our clients. It is so important for us to stay focused on our business and our message, which remains unchanged – it is business as usual for us, and our clients need to understand that. We will be asking our sales teams to make calls to our top clients to share this news – with more details and information to come shortly. I would also urge everyone to join our town hall meeting today. Paul, Barbara and Jeff Louis will talk more about today’s news and take your questions. The town hall will take place in Tysons, so if you are here, please join us in person.

I will be there too – and will be standing with you and supporting you all along the way.

Kevin Gentzel

President, Marketing Solutions

and Chief Revenue Officer

Gannett | USA TODAY NETWORK

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

From Andy Yost, Chief Marketing Officer:

Team:

Good afternoon. I wanted to personally reach out following today’s announcements about two positive and exciting moves for our company – Gannett’s intent to combine with New Media and the announcement of our new CEO, Paul Bascobert.

Having worked with Paul earlier in my career, I know that he is passionate about our industry and will challenge Gannett to achieve our full potential. Throughout the CEO search process, our Board remained committed to identifying a leader who understood our mission and would be able to provide the innovative leadership required to drive our digital transformation. Paul certainly fits this profile.

Similar to Gannett, New Media is committed to journalism and the communities they serve. From impactful local journalism to a robust events business, New Media’s commitment to meeting consumers needs across multiple platforms aligns very much with our strategy. The transformational work you all have driven in recent years will surely help make us a stronger entity going forward.

More details will be forthcoming over the next several days. In the meantime, I encourage each of you to join today’s town hall meeting later this afternoon, where Barbara Wall, Paul and our board chairman Jeff Louis will talk more about this news and field your questions.

I am also available, as are my direct reports, to help answer any questions you may have. Do not hesitate to reach out to me at [email address] and I will be happy to speak with you.

Thank you for all that you are doing for Gannett!

Best,

Andy

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on

Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

From Alex Meza, Vice President of Corporate Development:

It’s been a busy and exciting day at Gannett!

Many of you have seen the two major announcements made by the company today – the appointment of Paul Bascobert, our newly named CEO, and the planned combination with our peer company New Media.

First, let me welcome Paul Bascobert to our organization. Paul most recently served as President of XO Group and brings tremendous experience in local digital marketing services as the former President of Yodle and leading large national media companies as former COO of Bloomberg. This combination of experience makes Paul an ideal leader for Gannett, both now and as part of the future organization. Paul is passionate about our commitment to serve local communities with quality journalism and about the opportunity Gannett has to support local businesses in the digital marketplace.

Second, we announced our plans to combine with New Media. Let me assure you that Gannett’s Board and Executive Committee believe this transaction is positive for our employees, our customers, and our shareholders. This combination will create a leading local and national media company and significantly enhance the scale of our operations. While there is still much to be determined, this morning’s announcement included the information that the combined company will be branded Gannett and the headquarters will be located in McLean.

With any large scale change, we expect some degree of anxiety. Please don’t let that distract you. As I’ve emphasized all year, it is important that we continue our great work – helping Gannett realize its results and supporting all of our business partners. We don’t expect the transaction to close for a few months, with much legal work to be done and regulatory clearances and shareholder approvals required. Gannett will continue to operate as business as usual during this time, under Paul’s leadership, as we stay focused on our mission and digital transformation.

I know you will have questions and I am committed to sharing as much detail as possible. There will be times we don’t have all the answers and we will be candid when that’s the case. As you have questions, please reach out to me. I STRONGLY encourage everyone to join our town hall meeting at 5:30pm EST today. Paul, Barbara, and Jeff Louis will share more about today’s announcements and will take questions. If you are in Tysons, please join us in person in the auditorium.

We have hard work ahead of us but significant opportunities to support the execution of Gannett’s strategic plan and the integration with New Media in the future. As always, I thank you for your hard work and support.

Alex

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such

forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

From Kris Barton, Chief Product Officer:

Hi Everyone,

It’s been an exciting day. No doubt you probably have questions around the announcements about our new CEO and our plans to combine with New Media. Today we hope to provide you with some answers, and where we don’t have answers, we will work to get them quickly. Our goal is to be transparent and honest.

I believe that these two decisions will be very good for Gannett and for all of us. Here are some quick thoughts for you to consider as we take this next step forward together.

1.	New CEO

We announced a new CEO today – Paul Bascobert. Over the next few weeks, you’ll get the opportunity to get to know Paul. I’ve had the opportunity to meet with Paul and I can say that he is a very bright and capable leader. He is focused on our digital transformation and is deeply committed to our mission. His background aligns very well to both our journalism and marketing solutions DNA. I’m confident he will help us accelerate our progress and be an advocate for moving faster.

2.	Our plans to merge with New Media

We also announced our plans to merge with New Media. I understand you may have questions about what this development means for you and for our company. Our board of directors and your management team believe this combination is good for our employees, our customers and our shareholders. New Media shares our dedication to impactful journalism, serving communities and being a true partner to local businesses. Their team has repeatedly expressed admiration and respect for the talent and sophistication of our employees and our products. I am very optimistic about the shared strengths we can bring together.

Town hall today

I strongly urge you to join us for our town hall meeting at 5:30 p.m. ET today, where Barbara, Paul and our board chairman Jeff Louis will talk more about today’s news and take your questions.

If you have questions before the town hall please send them to your manager or to me directly or to questions@gannett.com so we can make sure we get them answered.

Looking forward to our next step together.

Best

Kris

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

From David Harmon, Chief People Officer:

People Team,

Good afternoon. It has been a busy day already and many of you joined my call and/or are seeing the news of the two major announcements Gannett made this afternoon. We announced our plans to combine with New Media and we will be welcoming a new CEO, Paul Bascobert. Because we are a public company, I couldn’t share it with all of you before it was officially filed.

I am sure you have questions, and we will devote considerable time this afternoon/evening, this week and over the next few weeks to answer your questions candidly. I believe our announcements today are very positive for the People Team and Gannett as a whole.

The leadership team has had time with our new CEO Paul Bascobert. It is clear that he has a deep commitment to our mission, will champion our journalism, and bring increased momentum to our digital transformation. You’ll see a note from him later today that will share more of his background beyond what is in the press release.

We also announced our plans to combine with New Media. Our Board of Directors and the Executive Team believe this combination is good for us (our employees), our customers, and our shareholders.

I understand you will have questions and are naturally anxious about what this development means for you, the People Team and for Gannett. While I am sure I don’t have all the answers immediately, we are a people first organization and I am committed to keeping it that way. I hope we all feel proud of the work we have done to help Gannett and each other. We are a small team, and I am confident that there are more successes ahead.

Please join us for our Town Hall meeting today, where Barbara, Paul and our Board Chairman, Jeff Louis, will talk more about today’s news and take your questions.

I will also set up a call following the Town Hall to answer any additional questions to the best I can.

Together. We. Win.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New

Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

From Alison Engel, Senior Vice President, Chief Financial Officer and Treasurer:

It’s been a busy and exciting day at Gannett!

Many of you have seen the two major announcements made by the company today – the appointment of Paul Bascobert, our newly named CEO, and the planned combination with our peer company New Media.

First, let me welcome Paul Bascobert to our organization. Paul most recently served as President of XO Group and brings tremendous experience in local digital marketing services as the former President of Yodle and leading large national media companies as former COO of Bloomberg. This combination of experience makes Paul an ideal leader for Gannett, both now and as part of the future organization. Paul is passionate about our commitment to serve local communities with quality journalism and about the opportunity Gannett has to support local businesses in the digital marketplace.

Second, we announced our plans to combine with New Media. Let me assure you that Gannett’s Board and Executive Committee believe this transaction is positive for our employees, our customers, and our shareholders. This combination will create a leading local and national media company and significantly enhance the scale of our operations. While there is still much to be determined, this morning’s announcement included the information that the combined company will be branded Gannett and the headquarters will be located in McLean. And as included in the announcement, I am excited at the opportunity to serve as CFO of the new organization once the combination is closed.

With any large scale change, we expect some degree of anxiety. Please don’t let that distract you. As I’ve emphasized all year, it is important that we continue our great work across finance, technology, and GPS – helping Gannett realize its results and supporting all of our business partners. We don’t expect the transaction to close for a few months, with much legal work to be done and regulatory clearances and shareholder approvals required. Gannett will continue to operate as business as usual during this time, under Paul’s leadership, as we stay focused on our mission and digital transformation.

I know you will have questions and I am committed to sharing as much detail as possible. There will be times we don’t have all the answers and we will be candid when that’s the case. As you have questions, please reach out to your department heads. I STRONGLY encourage everyone to join our town hall meeting at 5:30pm EST today. Paul, Barbara, and Jeff Louis will share more about today’s announcements and will take questions. If you are in Tysons, please join us in person in the auditorium.

We have hard work ahead of us but significant opportunities to support the execution of Gannett’s strategic plan and the integration with New Media in the future. As always, I thank you for your hard work and support.

Ali

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on

Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

From Maribel Perez Wadsworth, President, USA TODAY NETWORK, & Publisher of USA TODAY:

Dear friends,

By now, you have likely read or heard the news of two major company announcements.

No doubt you have many questions, and I want to assure you we will devote considerable time in the coming days and weeks to answer your questions with honesty and transparency.

But first, I want to share with you my sincere belief that our announcements today are very positive for us all.

I have had the opportunity, over several days, to spend time with our new CEO Paul Bascobert. It is clear to me that he has a deep commitment to our mission. That mission, in fact, is one of the many reasons he chose to join our company. You’ve heard me say over the many months of this search, that our board of directors is deeply committed to finding a CEO who would both champion high-impact journalism and bring increased momentum to our digital transformation.

I believe they have found that person in Paul. You’ll see a note from him soon that will share more of his background beyond what you would have already seen in the press release.

We also announced our plans to combine with New Media. I understand you will have many questions and are naturally anxious about what this development means for you and for our company. Let me be very clear. Our board of directors and your management team believe this combination is good for our employees, our customers and our shareholders. You have heard me say frequently, since the start of our battle earlier this year with a hostile proposal, that our responsibilities to shareholders and our deeply held values and mission are not in conflict.

New Media shares our dedication to impactful journalism, serving communities and being a true partner to local businesses. They have repeatedly expressed admiration and respect for the talent and sophistication of our employees and our products.

I urge you also to join us for our town hall meeting at 5:30 p.m. ET today, where Barbara, Paul and our board chairman Jeff Louis will talk more about today’s news and take your questions.

I will be there too, as always, standing with you and answering your questions openly and honestly.

Maribel

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.

On August 5, 2019, the following FAQ sheet was distributed to employees of Gannett Co., Inc.:

GCI Employee FAQ

1.	What was announced?

•	This morning we made two significant announcements for the future of our company.

•

We announced an agreement under which New Media will acquire Gannett. Following the close of the transaction, both New Media and its operating subsidiary GateHouse will be rebranded and operate under the “Gannett” brand. The combined company will be headquartered in McLean, Va., with a continued corporate presence in existing locations.

•

We are confident that this transaction will create tremendous value for both Gannett and New Media shareholders, yield benefits for our audiences, clients, communities and, importantly, lead to significant opportunities for Gannett employees as part of an expanded, better-resourced organization.

•	At the close of the transaction, Gannett shareholders will own 49.5% of the combined company.

•	We also announced the appointment of Paul Bascobert as President and Chief Executive Officer of Gannett and as a member of the Board of Directors, effective immediately.

2.	Who is New Media / Gatehouse?

•	Gatehouse is New Media’s operating company.

•	Like Gannett, Gatehouse is one of the largest publishers of locally based print and online media in the United States.

•

Together, we will create the largest U.S. local-to-national news organization by number of titles and circulation and a leading digital media player, with 263 daily publications across 47 states and Guam and USA TODAY, reaching more than 145 million unique visitors every month, in addition to Newsquest.

3.	What are the benefits of this transaction?

•	We are confident that this transaction will deliver meaningful benefits to Gannett and New Media shareholders, our audiences, clients, communities and, importantly, Gannett employees.

•	Our companies share the same strategic vision that a digital transformation of the newspaper industry is vital to preserve the future of journalism.

•

We see significant opportunities to leverage the combined company’s enhanced scale and financial strength to accelerate the ongoing digital transformations and drive growth. And we will have an expansive journalism network of national and local reporters with the resources required to deliver unique and award-winning content for local communities and national audiences.

•	We have found in New Media a strong partner and cultural fit for Gannett as we continue delivering on a shared focus on providing impactful journalism to the communities we serve.

4.	What does this mean for Gannett employees?

•	New Media recognizes our journalistic excellence, admires the sophistication and quality of our people and appreciates the continued progress in our digital transformation.

•	We expect there to be significant opportunities for Gannett employees as part of an expanded, better-resourced organization.

•

That said, until the transaction closes, which we expect to occur by the end of 2019, Gannett and New Media will continue to operate as independent companies, and it will remain business as usual for all of us at Gannett.

5.	What will happen to my pay and benefits?

•

Until the transaction closes, which we expect to occur by the end of 2019, Gannett and New Media will continue to operate as independent companies. The compensation terms that have been set for 2019 will not be impacted by this transaction.

6.	Will there be layoffs as a result of this transaction?

•	Today’s announcement is just the first step in this process. Over the coming months, we will be working on the integration and examining how the operations of our organizations will come together.

•

While we expect we will find that there is some duplication and overlap in roles – as is the case whenever two companies combine – importantly, we expect there to be significant opportunities for our employees as part of an expanded, better-resourced organization.

•

In most combinations like this, there are also non-payroll costs that will be eliminated as part of the synergies over time. With both payroll and non-payroll expenses, plans will be developed only after detailed study and careful evaluation.

•	As always, any impacted employees will be treated fairly.

7.	Who will lead the combined company?

•

Upon closing the transaction, Paul Bascobert, whose appointment we announced this morning, will serve as Chief Executive Officer of the combined operating company and current New Media Chairman and CEO, Mike Reed, will remain Chairman and CEO of the public company.

•	Ali Engel, our current CFO, is expected to serve as CFO of the public company.

•	The rest of the leadership team will be determined as part of the integration planning process. We will keep you updated.

8.	Who is Paul Bascobert? Why is he the right leader for our company?

•	Paul is a proven leader with a clear strategic vision and established record of driving financial and operational performance for multiple marketing solutions companies and media brands.

•

Paul is uniquely suited to lead Gannett going forward, and we are confident the entire organization will benefit greatly from his experience and insights as we work to close the transaction with New Media. Upon closing, Paul will serve as Chief Executive Officer of the combined operating company.

•	Paul most recently served as President of XO Group, where he was instrumental to the company’s transformation from a media business to a two-sided marketplace model.

•

Previously, he served as President of Local Businesses at Yodle, a local internet marketing and advertising solutions provider for small businesses. Prior to that, he held leadership roles at multiple media companies, including Bloomberg LP and Dow Jones & Co.

9.	Why did Gannett hire a new CEO now, instead of waiting until after the deal closes?

•	Paul is uniquely suited to lead Gannett as we turn to this exciting new chapter in our company’s history.

•	We think he will add significant value to Gannett as we work toward the completion of this transaction and begin the integration planning process. We’ll be able to immediately benefit from his significant experience and insights, and we are confident that it will help to facilitate a smoother transition. Further, by joining our organization now, he will be even better positioned to lead the combined operating company upon close of the transaction.

•

The Board believed it was important to have a strong digital leader to help drive the combined company’s digital transformation, while at the same time having strong digital leadership in place to drive the business forward in the time between signing and closing.

10.	What is New Media’s culture like? How will we fit together?

•	New Media recognizes our journalistic excellence, admires the sophistication and quality of our people and appreciates the progress we’ve made in our digital transformation.

•	Importantly, Gannett and New Media share many of the same values, including trust, integrity and a focus on providing impactful journalism to the communities we serve.

•

We have found in New Media a strong partner and cultural fit for Gannett as we come together with a shared mission to create the nation’s largest local media organization and best-in-class marketing solutions partner.

11.	Will we continue to be headquartered in McLean, Virginia?

•	Yes. Following the closing of the transaction, our office in McLean, Va. will serve as the corporate headquarters of the public company and its operations.

12.	What are the next steps to complete the transaction? What should I expect between now and then?

•	Announcing the combination is just the first step in bringing together our two companies.

•

We expect the transaction to close by the end of 2019, subject to the satisfaction of customary closing conditions, including receipt of regulatory clearances and approval by the shareholders of each company.

•	Until the transaction is closed, New Media and Gannett will continue to operate as independent companies and it is business as usual at Gannett.

13.	I own Gannett stock. What should I do with it? What will happen to it at closing?

•

You do not need to do anything at this time. Gannett shareholders will receive a proxy statement/prospectus in connection with the transaction, and we will hold a special meeting of shareholders to vote on approval of the transaction and related matters.

•	Any shares owned in Gannett at the time of closing will entitle you to receive $6.25 in cash and 0.5427 in shares of New Media per share of Gannett common stock.

14.	What should I do if I receive inquiries from outside parties?

•	Consistent with our policy, if you receive any inquiries from the media about today’s news, please refer them to Amber Allman, vice president of corporate communications, at 703-854-5358.

•	Inquiries from analysts or investors should be referred to Stacy Cunningham, vice president of financial planning and investor relations, at investors@Gannett.com or 703-854-3168.

15.	Where can employees obtain additional information? Who can I contact if I have more questions?

•	We will continue to provide updates as we move through the transaction process.

•	If you have any additional questions, please reach out to your supervisor.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect Gannett’s and New Media’s current views regarding, among other things, the proposed transaction between Gannett and New Media, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction and future opportunities for the combined company, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Gannett’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. Gannett cannot give any assurance that its expectations will be attained. The actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•

the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of Gannett’s stockholders and New Media’s stockholders with respect to the proposed transaction and the receipt of regulatory clearances required to consummate the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•

the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•

the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by Gannett in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, Gannett expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Gannett and New Media. The proposed transaction will be submitted to Gannett’s stockholders and New Media’s stockholders for their consideration. In connection with the proposed transaction, New Media intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to shares of its common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”), and each of New Media and Gannett will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Joint Proxy Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the proposed transaction. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Gannett or New Media with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of Gannett’s website, www.gannett.com and New Media’s website, www.newmediainv.com.

Participants in Solicitation

Gannett and New Media and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from holders of shares of Gannett common stock and holders of shares of New Media common stock in respect of the proposed transaction. Information about the directors and executive officers of Gannett is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2019. Information about the directors and executive officers of New Media is set forth in the proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Investors may obtain additional information regarding the interest of such participants in the solicitation by reading the Registration Statement and the Joint Proxy Statement (once available). You may obtain free copies of these documents using the sources indicated above.